Faegre Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.faegredrinker.com

January 29, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Copeland Trust

Post-Effective Amendment No. 43

(File Nos. 33-169806 and 811-22483)

Ladies and Gentlemen:

On behalf of Copeland Trust (the “Trust”), transmitted herewith for filing pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended (“1933 Act”) is Post-Effective Amendment No. 43 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) under the 1933 Act and the Investment Company Act of 1940, as amended.

The Amendment is being filed pursuant to Rule 485(a)(1) of the 1933 Act to update the disclosures relating to the Copeland Dividend Growth Fund’s investment objective and investment strategies that were approved by the Board of Trustees and implemented on November 16, 2020 and to also make other non-material changes.

Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-2699.

Sincerely yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara

Enclosure